O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  MREDA@OLSHANLAW.COM

DIRECT DIAL:  212.451.2260

March 26, 2018

VIA EDGAR AND ELECTRONIC MAIL

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	RLJ Lodging Trust (“RLJ” or the “Company”)
Soliciting Material Under Rule 14a-12 filed by Land & Buildings Capital
Growth Fund, L.P. et al. (collectively, “Land & Buildings”) filed February 14, 2018
Response dated March 7, 2018
File No. 001-35169

Dear Mr. Duchovny:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) dated March 14, 2018 (the “Staff Letter”) with regard to the above-referenced matter. We have reviewed the Staff Letter with our client, Land & Buildings, provide the following responses on its behalf. For ease of reference, the comment in the Staff Letter is reproduced in italicized form below.

1.	We note your response to prior comment 1; however, the first part of your response does not provide support for your statement concerning the Board’s decision to disenfranchise shareholders. Accordingly, please tell us what actions, if any, the Board has taken to restrict the right of shareholders to vote on a corporate matter or to deprive them of some other legal right.

Land & Buildings acknowledges the Staff’s comment and informs the Staff on a supplemental basis that it used the term “disenfranchise” colloquially to describe its concerns with the Board’s collective concerning actions (or lack thereof), as detailed in its prior response and in response to comment no. 3 below. Land & Buildings notes that common synonyms for “disenfranchise” include “deprive”, “dominate”, or “suppress”. Land & Buildings believes the Board’s concerning actions have been detrimental to the interests of RLJ shareholders and that the Board has ultimately deprived shareholders of capital (by virtue of TSR underperformance and rejecting the Blackstone offer, together with excessive compensation, among others, as noted below) and importantly, the protection of a Board that is elected by shareholders to oversee their best interests.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

March 26, 2018

RLJ’s total shareholder returns have trailed its Lodging REIT Peers over the past 5-, 3- and 1-year periods by 28%, 21% and 13%, respectively (see more on this below)1. Yet RLJ rejected an all cash offer from Blackstone for north of $24 per share over the summer of 2017, issued equity at a substantial discount to net asset value to help the FelCor Lodging Trust (“Felcor”) acquisition, has had a slow pace of asset sales which have caused high debt levels, and paid Executive Chairman Robert Johnson, CEO Ross Bierkan and CFO/COO Leslie Hale $3.6 million, $4.4 million and $4 million in 2016, respectively (despite RLJ’s poor performance). The Board’s failure to hold management accountable for the Company’s poor performance and the actions taken by management and the Board to further harm (rather than enhance) shareholder value at RLJ demonstrate the Board’s disregard for, and misalignment with, the interests of RLJ shareholders.

RLJ has also failed to adequately explain to shareholders the discrepancies Land & Buildings brought to light in the Company’s S-4 registration statement/joint proxy statement filed on June 2, 2017 (i.e. the disclosures regarding RLJ’s expected EBITDA for 2017 and 2018 supplied to FelCor on February 12, 2017 are inconsistent with the guidance RLJ provided 10 days later when it announced full year 2016 results) or why there was a nearly 15% material reduction in FelCor’s EBITDA guidance (i.e. RLJ’s disclosed estimates of FelCor’s 2017 and 2018 EBITDA are substantially below the guidance FelCor provided investors, as well as the EBITDA FelCor provided to its Board). Accordingly, Land & Buildings believes RLJ shareholders are being deprived of having the protection of a Board that is transparent and willing to work tirelessly to enhance value and protect their best interests.

Land & Buildings also respectfully reminds the Staff that this statement was couched in terms of Land & Buildings’ opinion and belief via use of the word “believes”.

Notwithstanding the foregoing, Land & Buildings will refrain from using this language in future filings unless the Company takes any action that does indeed infringe upon a shareholders’ legal right.

2.	We continue to evaluate the second and third parts of your response to prior comment 1. In this regard, we note that your response includes a note indicating that the “Lodging REI Peers are members of the Bloomberg Hotel REIT Index.” Please tell us how many companies are included in the lodging REIT peer group and whether this peer group includes all lodging companies contained in the Bloomberg Hotel REIT Index.

Land & Buildings acknowledges the Staff’s comment and offers the Staff on a supplemental basis the following additional support for this statement.

1 Total shareholder returns are through March 19, 2018; “Lodging REIT Peers” are all the current members of the Bloomberg Hotel REIT Index: AHP, AHT, APLE, CDOR, CHSP, CLDT, DRH, HPT, HST, HT, INN, LHO, MGP, PEB, PK, RHP, SHO, SOHO, XHR.

March 26, 2018

Land & Buildings advises the Staff that the “Lodging REIT Peers” are all the current members of the Bloomberg Hotel REIT Index: AHP, AHT, APLE, CDOR, CHSP, CLDT, DRH, HPT, HST, HT, INN, LHO, MGP, PEB, PK, RHP, SHO, SOHO, and XHR. Note that in Land & Buildings’ prior response to the Staff, it erroneously excluded two of the Bloomberg Hotel REIT Index members, Condor Hospitality Trust and Park Hotels & Resorts, when calculating the total shareholder returns in the chart Land & Buildings supplementally provided the Staff. Accordingly, by adding Condor Hospitality Trust and Park Hotels & Resorts to the calculations and updating the calculations through March 19, 2018, the past 5-, 3- and 1-year periods should have displayed RLJ underperformance of -28%, -21% and -13%, respectively (rather than the -29%, -19% and -3%), as displayed in the updated chart below.

Importantly, the accidental omission of these two Bloomberg Hotel REIT Index members does not impact the prior support provided to the Staff for the statement regarding the Company’s dismal performance. In fact, other than with respect to the 5-year performance period, RLJ has actually underperformed its Lodging REIT Peers by more with the addition of Condor Hospitality Trust and Park Hotels & Resorts. Land & Buildings further advises the Staff that in its subsequent public materials, Land & Buildings has based its underperformance calculations using all current members of the Bloomberg Hotel REIT Index and has also disclosed the names of the members of that Index.

3.	We note your response to prior comment 2. Please tell us what specific Board actions support your statement concerning the Board’s focus on entrenchment and self-preservation.

Land & Buildings acknowledges the Staff’s comment and offers the Staff the following supplemental support for this statement.

Land & Buildings refers the Staff to the following list of specific Board actions (or failure to take certain actions, as the case may be), which collectively demonstrate the Board is focused on protecting their own positions (i.e. “entrenchment” and “self-preservation”) and maintaining the status quo. Land & Buildings also respectfully reminds the Staff that this statement was couched in terms of Land & Buildings opinion and belief via use of the word “appears”.

1.	The Board is unwilling to accept the fact that board composition change is needed at RLJ, including the addition of directors with REIT and capital markets experience, thereby demonstrating their apparent unwillingness to depart from the status quo and their desire to preserve their board seats.
•	Land & Buildings has attempted to engage constructively with the Company since June 2017. During Land & Buildings’ June 2017 meeting with CEO Ross Bierkan and COO/CFO Leslie Hale, Land & Buildings brought important questions and concerns to light, particularly with respect to the Company’s financials, while encouraging the Company to take corrective measures with the hopes of working collaboratively with the Board to address these issues. During these discussions, however, Mr. Bierkan and Ms. Hale failed to offer Land & Buildings concrete answers to the serious questions and concerns they raised, thereby demonstrating a lack of definitive working knowledge of the Company’s financials.

March 26, 2018

•	Land & Buildings brought to light discrepancies in the Company’s S-4 registration statement/joint proxy statement (the “Proxy”) filed with the SEC on June 2, 2017. Specifically, Land & Buildings highlighted that the disclosures regarding RLJ’s expected EBITDA for 2017 and 2018 supplied to FelCor[2] on February 12, 2017 are inconsistent with the guidance RLJ provided just 10 days later when it announced full year fiscal 2016 results. The Proxy contains expectations that are $14 million above what was disclosed when RLJ provided 2017 guidance to the investment community.[3] While the Proxy was subsequently updated by the Company following Land & Buildings’ private letter, no other formal response has been given to RLJ shareholders to date.
•	Land & Buildings also highlighted the fact that both Mr. Bierkan and Ms. Hale seemed to lack an understanding of why there was a nearly 15% material discrepancy in FelCor’s EBITDA. RLJ’s disclosed estimates of FelCor’s 2017 and 2018 EBITDA are substantially below the guidance FelCor provided investors, as well as the EBITDA FelCor provided to its board of directors. Similarly, there has been no meaningful explanation for this discrepancy.
•	RLJ management denied they gave any guidance regarding second quarter results at the NAREIT Investor Conference, yet analyst reports and earnings estimates reflected there were further changes to 2017 estimates, which were not reflected in the Proxy that investors were asked to rely upon when voting on the merger with Felcor.
•	Irrespective of the gravity of the aforementioned issues, Land & Buildings attempted to work collaboratively with the Company in good faith to address these concerns and to help clarify these important matters for the benefit of all RLJ shareholders. Given the Company’s failure to seriously address these concerns or bring an appropriate level of sophistication regarding the Company’s business when discussing these issues with Land & Buildings generally, together with the Company’s dismal share price performance detailed herein, it became (and still is) quite clear to Land & Buildings that the Board is in need of directors with relevant capital markets and REIT experience, coupled with capital allocation and operating expertise, in order to place the Company on a path to value creation for the benefit of all RLJ shareholders.

2 RLJ completed its merger with FelCor on September 1, 2017, pursuant to which, among other things, each share of FelCor common stock was converted into 0.362 newly issued RLJ common shares.

3 The Proxy disclosed that on February 12, 2017 RLJ provided Adjusted EBITDA projections to FelCor of $376 million in 2017 and $383 million in 2018. RLJ provided 2017 EBITDA guidance in conjunction with its full year 2016 earnings release on February 22, 2017 of $352 million to $372 million ($380 million to $400 million of Pro forma Hotel EBITDA less $28 million of Corporate Cash and General & Administrative expense).

March 26, 2018

•	The Company rejected an all cash offer from Blackstone for north of $24 per share over the summer of 2017, issued equity at a substantial discount to net asset value to help the FelCor acquisition and had a slow pace of asset sales which have caused high debt levels, further highlighting the need for additional oversight at the Company and in particular, directors with relevant capital markets and REIT experience. While Land & Buildings tried to work constructively with the Board regarding the appointment of new directors that would bring this level of experience and expertise to the Board, the Company was unwilling to embrace the level of change necessary at the Company. Notably, Land & Buildings worked with the Board at length to try and reach an amicable resolution, including having its director candidates engage in phone interviews with the Company. However, despite such candidates having significant REIT and capital markets experience, the Company chose not to appoint either of Land & Buildings’ director candidates and instead, appointed the former Chief Operating Officer of Marriott International, Robert McCarthy, who lacks this necessary and relevant REIT and capital markets experience.

2.	The Board’s failure to hold management accountable for the Company’s poor performance, which we believe represents their complacency to the status quo and desire to preserve their positions at the expense of RLJ shareholders.
•	The Company has underperformed its peers, measured by the members of the Bloomberg Hotel REIT Index, since its IPO, over the last 1, 3, and 5 years. This history of underperformance has also continued since the announcement of Ross Bierkan and Leslie Hale as the Company’s CEO/COO and CFO, respectively, and since the announcement of the Company’s acquisition of FelCor. Please refer to the underperformance chart provided above in response to comment no. 2 of this letter.

•	Land & Buildings also believes that the Company’s underperformance provides a factual basis to support its assertion that the Company needs new leadership, and specifically, directors that have REIT and capital markets experience. Based on Land & Buildings’ interaction with the Company’s Board and management team, as detailed at length above, it has become clear to Land & Buildings that REIT and capital markets experience is necessary in the boardroom to improve decision-making and oversight. Robert McCarthy has hotel experience, however, he lacks REIT and capital markets experience. Accordingly, the appointment of Mr. McCarthy, who lacks this relevant and necessary experience, fails to address the Company’s need for directors with REIT and capital markets experience.

March 26, 2018

•	It should also be noted that Land & Buildings believes that the interests of Executive Chairman Robert Johnson, CEO Ross Bierkan and CFO/COO Leslie Hale are clearly misaligned with the interests of RLJ shareholders given the outsized compensation they earned in 2016 of $3.6 million, $4.4 million and $4 million, respectively (during a period of poor performance nonetheless).

Land & Buildings believes that the totality of these actions (or lack thereof) support its belief that rather than embrace the need for change at the Company for the benefit of all RLJ shareholders, the members of the Board have chosen to protect their positions and maintain the troubling status quo.

Sincerely,

/s/ Meagan M. Reda, Esq.

Meagan M. Reda, Esq.

cc:	Jonathan Litt, Land & Buildings Investment Management, LLC Steve Wolosky, Esq., Olshan Frome Wolosky LLP